UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Linkem Spa Selects Alvarion’s Mobile WiMAX™ Solution for Nationwide Deployment in Italy. Dated December 23rd, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Linkem Spa Selects Alvarion’s Mobile WiMAX™ Solution for
Nationwide Deployment in Italy

Alvarion’s 4Motion® to provide advanced broadband wireless services

Tel Aviv, Israel, December 23, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that Linkem Spa, Italy’s leading wireless broadband service provider and nationwide WiMAX license holder, plans to deploy WiMAX across Italy using Alvarion’s 4Motion solution for the 3.5 GHz frequency band.

The first phase of the project has commenced in October 2008 and provides voice and data services to SOHO, businesses and vertical markets. Alvarion’s offering includes BreezeMAX® base stations, customer premises equipment, and WiMAX embedded PC cards.

Linkem holds WiMAX licenses in thirteen regions across Italy, which covers over 80% of the entire Italian population. Linkem plans to deploy Mobile WiMAX™ networks in both rural and urban settings, and connect all thirteen regions to high-speed broadband access and services by 2013.

“Compelled to offer the best WiMAX service to our customers, we chose Alvarion’s end-to-end Mobile WiMAX solution,” said Davide Rota, CEO of Linkem. “We are confident that Alvarion’s solution will enable us to meet our goal of providing advanced broadband services at competitive rates and unmatched quality to our subscribers.”

“With an impressive history as an innovative wireless service provider and the acquisition of thirteen regional WiMAX licenses, Linkem is well positioned to be one of the leading WiMAX operators in Italy,” said Tzvika Friedman, President and CEO of Alvarion. We are committed to support Linkem with the deployment of its Mobile WiMAX network aimed at bridging digital divide and promoting economic and social development throughout Italy.”

4Motion is the foundation of Alvarion’s OPEN™ WiMAX ecosystem, which combines its industry leading BreezeMAX RAN (radio access network) with other best-in-class systems for an enhanced product offering. The use of 4Motion for its network build out provides Linkem with a better business case as 4Motion offers better coverage and capacity, making it easier to introduce a variety of revenue-generating services.

Mobile WiMAX technology allows for anytime anywhere broadband connectivity experience through the use of multiple form factor devices. Via broad channels WiMAX is able to offer high data rate services over large distances, thus turning whole cities into large broadband hotspots.

About Linkem

Linkem has been founded in 2001 with the mission to provide broadband connectivity services through wireless technologies. Currently the Company operates in two main areas of activity: Hotspots – Wi-Fi services in premium locations; Hotzones – wireless connectivity services in several provinces. The Company’s hotspots can be found in more than 150 premium locations, thanks to long term contracts. The Company delivers wireless broadband services in around 300 towns, accounting for about 500.000 inhabitants, mainly in the north of Italy. In March 2008 Linkem gained the rights of use for WiMAX frequencies for 13 regions, accounting for around 80% of Italian population. Linkem successfully launched the first WiMAX commercial offer in Italy on October, 1st.

About Alvarion

Alvarion is the largest WiMAX pure player ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.